UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held company

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), pursuant to art. 157, § 4º of Law 6,404/76 and CVM Instruction 358/2002, is hereby informing its shareholders and the market that on January 30, 2012 Bonaire Participações S.A., one of the shareholders who make up the controlling bloc of CPFL Energia, issued the following Notice to Shareholders, which we are reproducing below:

“BONAIRE PARTICIPAÇÕES S.A. (Bovespa: BNPA3B) ("Company"), in compliance with the Announcement disclosed on November 25, 2011, is hereby informing its shareholders the following: On January 26, 2012 the 60-day period called for under article art. 174 of Law 6,404/76 expired for opposition by creditors with regard to the reduction of capital approved by the Company's Extraordinary Shareholders Meeting held on November 24, 2011 (“AGE”), in the amount of 86,411,791.98 (eight six million, four hundred eleven thousand, seven hundred ninety one reais and ninety eight centavos) (“Reduction”). In view of the fact that there were no manifestations on the part of creditors against the aforementioned Reduction, the Company is hereby informing that the Reduction became effective and that the AGE’s minutes were filed with the São Paulo State Board of Trade (Junta Comercial). Pursuant to the terms of the AGE’s minutes, the Reduction will come about through restitution to shareholder Energia São Paulo Fundo de Investimento em Participações, currently known as Energia São Paulo Fundo de Investimento em Ações (“Fundo”) of 12,362,202 (twelve million, three hundred sixty two thousand, two hundred and two) shares issued by CPFL Energia S.A., a publicly held company with headquarters in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1510, 14th floor, suite 1402, registered on the federal role of taxpayers under CNPJ/MF 02.429.144/0001-93, with its incorporation documents duly filed with the São Paulo State Board of Trade under NIRE 35.300.186.133 (“CPFL”) owned by the Company (“Shares”). The shares shall become “ex-reduction” on January 31, 2012.”

São Paulo, January 30, 2012.

CPFL Energia S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 30, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.